SIDERURGICA VENEZOLANA "SIVENSA", S.A.

[redacted]

Caracas, July 21, 2009

09046713

SUPPL

COMMISSION FILE
No. 82-3080

Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2009 AUG -7 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref. Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File No. 82-3080

The enclosed document is being furnished by Sivensa pursuant to its exemption from Section 12 (g) of the Securities Act of 1934 provided by rule 12g3-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of the sole page of document enclosed herewith.

Very Truly Yours,

Victor R. Vera Romero
Alternate Judicial Representative

SIDERURGICA VENEZOLANA "SIVENSA" S.A.

Caracas, July 15, 2009

COMMISION FILE No. 82-3080

President and Members of the Board of the
National Exchange Commission (Comisión Nacional de Valores)
Your Office.

Ref: Presidential Decree Involving Venprecar and Orinoco Iron, Subsidiaries of International Briquettes Holding (IBH)

Following our communication dated June 1, 2009, received by the Comisión Nacional de Valores on the same date, related to the nationalization of Venezolana de Prerreducidos Caroní "Venprecar" C.A. ("Venprecar") and Orinoco Iron, S.C.S., Sociedad en Comandita Simple ("Orinoco Iron") and according to the contents of Article Seven (7th) number one (1°) of the "Regulations Related to the Periodical or Occasional Information that Persons Subject to the Control of the Comisión Nacional de Valores (National Exchange Commission) Must Provide, we hereby inform you that in the Official Gazette of the Bolivarian Republic of Venezuela, Number 39220 dated July 14, 2009 there was included Decree N° 6.796 issued by the Presidency of the Republic on the same date, "by which it is ordered the acquisition of the assets" owned by the mercantile companies mentioned therein, in which Venprecar and Orinoco Iron, subsidiaries of International Briquettes Holding (IBH) are included, --being this company at the same time, a subsidiary of Siderúrgica Venezolana "Sivensa" S.A. – under the terms established in the above mentioned Decree (which copy is enclosed). Likewise, we hereby inform you that at present, the Board of Directors and the management of the mentioned subsidiaries are analyzing the contents of the mentioned Decree.

Not having further matters to make reference to, we remain.

Cordially yours,

Héctor J. Peña
Judicial Representative

Cc: Caracas Stock Exchange (Bolsa de Valores de Caracas-BVC)
Venezuelan Securities Fund (Caja Venezolana de Valores-CVV)

SIDERURGICA VENEZOLANA "SIVENSA", S.A.

COMISIÓN NACIONAL DE VALORES
2009 JUL 15 3: 57
ARCHIVO
RECIBIDO

Caracas, 15 de julio de 2009

Ciudadanos
Presidente y demás miembros del Directorio
COMISIÓN NACIONAL DE VALORES
Su Despacho.-

COMMISION FILE
No. 82-3080

Re: Decreto Presidencial referente a Venprecar y Orinoco Iron, filiales de International Briquettes Holding (IBH)

De nuestra consideración:

En seguimiento a nuestra comunicación de fecha 1° de junio de 2009, recibida en esa Comisión Nacional de Valores en la misma fecha, referente a la estatización de Venezolana de Prerreducidos Caroní "Venprecar", C.A. ("Venprecar") y Orinoco Iron, S.C.S., Sociedad en Comandita Simple ("Orinoco Iron"), y de conformidad con lo establecido en el Artículo 7, número 1, de las "Normas Relativas a la Información Periódica u Ocasional que deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores", les informamos que en la Gaceta Oficial de la República Bolivariana de Venezuela Número 39.220 de fecha 14 de julio de 2009, apareció publicado el Decreto de la Presidencia de la República N° 6.796 de la misma fecha, "mediante el cual se ordena la adquisición de los bienes" de las sociedad mercantiles que allí se mencionan, dentro de las que se incluye a Venprecar y Orinoco Iron, filiales de International Briquettes Holding (IBH) -la cual, a su vez, es filial de Siderúrgica Venezolana "Sivensa", S.A.- en los términos establecidos en el citado Decreto (cuya copia fotostática se anexa). Asimismo, les informamos que en los actuales momentos, las Juntas Directivas y la gerencia de las mencionadas filiales se encuentran analizando el contenido del referido Decreto.

Sin otro particular al que hacer referencia, nos suscribimos a sus gratas órdenes.

Atentamente,

Héctor José Peña
Representante Judicial

cc: Bolsa de Valores de Caracas
C.V.V. Caja Venezolana de Valores

Av. Venezuela, Torre América, piso 11, Bello Monte, Cod. Postal 1050, Apartado 4693,
Tlf.: (0212) 707.62.00 (Master), Fax: (0212) 707.62.46

SIDERURGICA VENEZOLANA "SIVENSA", S.A.

Caracas, July 15, 2009

COMMISION FILE
No. 82-3080

President and Members of the Board of the
National Exchange Commission (Comisión Nacional de Valores)
Your Office.

Ref: Presidential Decree involving Venprecar and Orinoco Iron,
Subsidiaries of International Briquettes Holding (IBH)

Following our communication dated June 1, 2009, received by the Comisión Nacional de Valores on the same date, related to the nationalization of Venezolana de Prerreducidos Caroní "Venprecar" C.A. ("Venprecar") and Orinoco Iron, S.C.S., Sociedad en Comandita Simple ("Orinoco Iron") and according to the contents of Article Seven (7th) number one (1°) of the "Regulations Related to the Periodical or Occasional Information that Persons Subject to the Control of the Comisión Nacional de Valores (National Exchange Commission) Must Provide, we hereby inform you that in the Official Gazette of the Bolivarian Republic of Venezuela, Number 39220 dated July 14, 2009 there was included Decree N° 6.796 issued by the Presidency of the Republic on the same date, "by which it is ordered the acquisition of the assets" owned by the mercantile companies mentioned therein, in which Venprecar and Orinoco Iron, subsidiaries of International Briquettes Holding (IBH) are included, --being this company at the same time, a subsidiary of Siderúrgica Venezolana "Sivensa" S.A. – under the terms established in the above mentioned Decree (which copy is enclosed). Likewise, we hereby inform you that at present, the Board of Directors and the management of the mentioned subsidiaries are analyzing the contents of the mentioned Decree.

Not having further matters to make reference to, we remain.

Cordially yours,

Héctor J . Peña
Judicial Representative

Cc: Caracas Stock Exchange (Bolsa de Valores de Caracas-BVC)
Venezuelan Securities Fund (Caja Venezolana de Valores-CVV)

Av. Venezuela, Torre América, piso 11, Bello Monte, Cod. Postal 1050, Apartado 4693,
Tlf: (0212) 707.62.00 (Master), Fax: (0212) 707.63.52
Caracas – Venezuela